Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-210424

Issuer Free Writing Prospectus, dated October 1, 2018

ATMOS ENERGY CORPORATION

4.300% Senior Notes due 2048

This Free Writing Prospectus relates only to the 4.300% Senior Notes due 2048 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated October 1, 2018 relating to the 4.300% Senior Notes due 2048.

Issuer:	Atmos Energy Corporation

Expected Ratings (Moody’s/S&P)*:	A2 (Stable) / A (Stable)

Security Description:	Senior Unsecured Notes

Principal Amount:	$600,000,000

Maturity Date:	October 1, 2048

Trade Date:	October 1, 2018

Settlement Date (T+3):	October 4, 2018

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, beginning April 1, 2019

Coupon:	4.300%

Benchmark Treasury:	3.125% due May 15, 2048

Benchmark Treasury Yield:	3.230%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	4.330%

Public Offering Price:	99.499% of principal amount plus accrued interest from the Settlement Date

Optional Redemption Provisions:	The Notes may be redeemed, at the option of Atmos Energy Corporation, at any time in whole or from time to time in part. Prior to April 1, 2048, the redemption price will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted, on a semi-annual basis, at the make-whole call (as described below), plus, in each case, accrued interest to the date of redemption. At any time on or after April 1, 2048, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Call:	Make whole call at T+20 basis points

CUSIP/ISIN:	049560AP0/ US049560AP00

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

BNP Paribas Securities Corp.

CIBC World Capital Markets Corp.

Credit Agricole Securities (USA) Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BOK Financial Securities, Inc. Regions Securities LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403, MUFG Securities Americas Inc. at 1-877-649-6848, or TD Securities (USA) LLC at 1-855-495-9846.